Exhibit 4.21

SMARTCOOL INTERNATIONAL INC.

Suite 230, Lauriston House,

Lower Collymore Rock Drive

Bridgetown, Barbados

Immensa Group

1295 Johnston Street

Vancouver BC V6h 3r9

This letter will confirm the terms of a contract between Immensa Group (the "Consultant") with SmartCool International , Inc., ("SmartCool") (the "Company").

1.

Term

Subject to the early termination provisions of this Contract in Section 9, the initial term of this Contract shall be for a six month term from July 1, 2006 until December 31, 2006 (the "Initial Term"). The term may be extended by mutual agreement of both parties.

After expiry of the Initial Term the parties may mutually agree in writing to renew this Contract.  For greater certainty, it is confirmed that unless both parties have mutually agreed in writing to renew this Contract on or before expiry of the Initial Term, this Contract shall without further notice terminate at the end of the Initial Term, and on such termination SmartCool shall be released from all further liability and obligations under this Contract, except for any residual payments and/or commissions due the Consultant.  The Consultant understands and agrees that the terms of this Contract in Sections: 5. Independent Consultant, 6. Confidentiality, 7. Return of Materials & Employees, 10. Mutual Liability & Mutual Indemnification, 11. No Conflict with Prior Obligations, and 12. General, shall survive the termination of the other provisions of this Contract.

2.

Services

The Consultant shall provide the services as a outlined in Schedule “A”

3.

Fees

The fee for the services performed under this Contract shall be paid the following:

(a)

  $3,000 per month for term of contract.

(b)

$2,000 per month for the term on the contract in stock of Smartcool valued at day of issue and subject to rules of the TSX Venture Exchange;

(c)

10% of the gross income realized by the Company for the sale of energy savings devices that have been generated by the Consultant and determined in accordance with SmartCool's policies and procedures in SmartCool's sole discretion. In the event that the contract is not renewed, for a period of two years a 5% residual commission will be paid to the Consultant for revenue earned by the Company from clients who have entered into sales agreements with the Company and continue to purchase energy savings devices during the residual period.

(d)

If the Consultant requires to establish a presence in the territory outlined in Schedule “A” either by way of establishing distributors or individuals, the Consultant will be responsible for their compensation, unless both the Consultant and the Company agree otherwise, by way of adjusting the consultants compensation to accommodate the above scenarios.

(e)

Upon the sale of the Company, it is understood that all payments due and payable to the Consultants shall become immediately due.  This would include all commissions, or fees in accordance with the terms of the contract.

4.

Expenses

 SmartCool will reimburse the Consultant for any reasonable costs, expenses or other outlays related to the consultant’s performance of this contract with the exception of flights to Asia, hotels or transportation.  Any expense over $500 will require prior approval of SmartCool. SmartCool will however provide to the Consultant for use in connection with the Consultant's work under this Contract:

▪

all collateral sales material and tools necessary to allow the Consultant to represent the product to potential customers;

▪

technical support for installation and maintenance of SmartCool's products at customers' premises;

▪

SmartCool shall fund the purchase of equipment and installation of SmartCool's products at customers' premises if and when a Trial period is required.

5.

Independent Consultant

The Consultant shall provide all services under this Contract as an independent contractor, and nothing in this Contract shall be construed so as to constitute the Consultant as an agent, employee or representative of SmartCool.

The Consultant will be paid in Canadian funds and paid as a consultant only, and therefore is responsible for the deduction and/or remissions of all Canadian federal and British Columbia provincial income tax.

6.

Mutual Confidentiality & Mutual Non-Circumvention

All confidential sources and confidential information of each party are valuable property and shall remain the exclusive property of such party.  Neither party (nor any of such parties’ affiliates) will disclose to any third party any confidential information of the other party obtained in the transaction of the subject business.

The Consultant agrees to return to SmartCool, immediately upon termination or expiry of this Contract, all plans, designs, devices, data, documents, specifications, business documents, computer code, algorithms, computer software, computer date, lists, records files and all other material containing or disclosing Confidential Information including copies of these items, however made or obtained and will delete any electronic copies or files of any such information.

The Consultant also agrees at any time following termination of this Contract, that it will not use SmartCool’s name or any Confidential Information to promote directly or indirectly the business of the Consultant or any third party, and will not disclose any Confidential Information to any third party.

7.

Term of  Contract

It is agreed that early termination of this Contract shall be possible on the following basis:

▪

at any time with the mutual written consent of both parties, or

▪

at any time by SmartCool, without prior notice to the Consultant, if at any time there has been a material breach of the terms of this Contract by the Consultant, or

▪

at any time by either party on providing 30 days written notice.  On such termination, payment will be made for work completed by the Consultant to the date of termination.

▪

Contract can be extended beyond the original 6 month term, by mutual agreement of the parties.

8.

Liability and Mutual Indemnification

Both parties shall hold the other harmless for all losses, costs, damages and expenses whatsoever which either party may sustain, pay or incur as a result of, or in connection with, any breach by the Consultant or SmartCool of any of the Consultant's obligations, covenants or agreements set forth in this Contract.

Both parties to hold each other harmless of and from all manner of action, causes of action, proceedings, claims, demands and expenses whatsoever which may be brought or made against SmartCool or which SmartCool may sustain, pay or incur as a result of or in connection with any breach by the Consultant of the Consultant's obligations, covenants or agreements set forth in this Contract.

Neither party  will be liable nor responsible for any bodily or personal injury or property damage of any nature whatsoever that may be suffered or sustained by the either party in the performance of this Contract.  Any liability insurance shall be the responsibility of both parties to this contract..

9.

No Conflict with Prior Obligations

The Consultant hereby represents and warrants to SmartCool that:

▪

the Consultant is not a party to any agreement, or otherwise bound by any duty to another party that may, in any way, restrict the Consultant's right or ability to enter into this Contract or perform the Consultant's obligations under this Contract;

▪

that in performing the Consultant's obligations under this Contract the Consultant will not disclose or use any confidential information belonging to any prior employer or other person or entity; and

▪

that the Consultant was at no time prior to entering into this Contract directly or indirectly solicited or induced by SmartCool or any of its directors, officers, employees or agents to terminate the Consultant's employment agreement or consulting contract with any prior employer or any other person or entity.

10.

General

It is specifically agreed that this Contract shall not be construed as an agreement by SmartCool to directly engage as an employee any officer, employee or consultant of the Consultant.

The Consultant agrees to abide, and cause its officers, employees and consultants to abide by the terms of this Contract and all of SmartCool's policies and procedures, security and safety regulations.

The laws of British Columbia will govern this Contract. And shown not be in conflict with the Laws of the State of California and the United States.

Any amendment to this Contract shall be in writing signed by SmartCool and the Immensia Group.

11.

Acceptance

By signing below the Consultant acknowledges and accepts the terms and conditions of this Contract

_____________________________________

SMARTCOOL International INC.

ACCEPTED AND AGREED TO THIS ____ DAY OF _______________, 2006.  THE CONSULTANT HAS READ AND UNDERSTANDS THE TERMS AND CONDITIONS SET OUT IN THIS CONTRACT:

Signature of Consultant or Consultant's Authorized Signatory

_____________________________________

Immensia Group

Schedule “A”

The recommended scope of work should determine the viability and validate the opportunities for SmartCool International in the Asian Region.

This includes:

•

Establishing SmartCool International’s objectives and business requirements regarding which markets are most attractive and which are best to target for the shorter term in terms of market penetration. This will partly be based on the following criteria:

o

Industrial KW cost (to figure ROI)

o

Size of country potential and development stage (number of large scale projects / low hanging fruits)

o

Cultural adoption to new technologies (reduce sales cycle)

o

Potential government grants (ie: BC Hydro PowerSmart Program)

•

Background information on the regulatory requirements approval of the product for these targeted countries

•

Strategic recommendations on the model for distribution, direct sales, licensing, joint venture, etc. in the market and region.

•

Negotiate contracts and manage various distribution / after sales channels

•

Facilitate the roll out process of the technology at a local level

•

To provide proper feedback to SmartCool International management team on how to enhance and shorten the sales cycle.

•

Purchase orders within six months!

●

Territory  Three countries to be determined and mutually agreed by August 15th within Asian region

Timeline and Goals

Phase	Actions	Goals and Results
1 Introduction and setting parameters of sales in the region	In depth understanding of SmartCool International sales strategy and product Clearly set the parameters of the business development with SmartCool Interntional team	Ability to provide a good presentation of the product solution to potential clients
2 Data gathering phase (includes initial trip with various meetings)

Market research in the region – competitive analysis, prices, volume, channels, strategic alliances, obstacles, etc.

Initial meetings with local purchasers (hotels, mall, hospital operators, etc..) and potential distributors + Canadian trade commission in territory

Gather all information required for SmartCool International market research Progress reports and recommendations on how SmartCool International should penetrate the market efficiently
3 Sales phase + Presentation	Country visit – meetings with clients and distributors for product approval	Create strong sales funnel
4 Negotiation	Start proposal process with top 3 clients and start closing sales	Finalize deals and provide SmartCool management team with next suggested steps to grow the territory